Exhibit 99.(a)(1)(I)

FORM OF COMMUNICATION REGARDING THE RESULTS OF THE OPTION EXCHANGE OFFER

TO: FROM:	Solazyme Employees Paul Quinlan
SUBJECT:	Results of the Option Exchange Offer

The option exchange offer expired at 9:00 p.m., Pacific Time, on February 18, 2015. Pursuant to the exchange offer, eligible option holders tendered, and Solazyme accepted for cancellation, eligible options to purchase an aggregate of [•] shares of Solazyme common stock from [•] participants, representing approximately [•]% of the total shares of common stock underlying options eligible for exchange in the exchange offer. On February 19, 2015, Solazyme granted new options to eligible option holders to purchase [•] shares of common stock in exchange for the cancellation of the tendered options. The exercise price per share of the new options granted in the exchange offer was $[•], the closing price of Solazyme’s common stock as reported by The Nasdaq Global Select Market on February 19, 2015.